UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)



SUPERIOR DRILLING PRODUCTS, INC.
-----------------------------------------------------------------
(Name of Issuer)


COMMON STOCK; $0.001 Par Value
-----------------------------------------------------------------
(Title of Class of Securities)


868153107
-----------------------------------------------------------------
(CUSIP Number)


January 31, 2017
-----------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	|   | Rule 13d-1(b)
	|   | Rule 13d-1(c)
	|   | Rule 13d-1(d)

CUSIP Number:	868153107

1) NAME OF REPORTING PERSON
ALBERT FRIED & COMPANY, LLC
	13-5089432

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) |   |
	(b) | X |

3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION

LLC organized in New York


5) SOLE VOTING POWER
	0

6) SHARED VOTING POWER
	NONE

7) SOLE DISPOSITIVE POWER
	0

8) SHARED DISPOSITIVE POWER
	NONE

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	0%

12) TYPE OF REPORTING PERSON
	BD

Albert Fried & Company, LLC (AF&Co) is a FINRA Member firm. The securities reported herein were held by AF&Co as part of a hedge against an OTC Basket Option written to a customer of AF&Co. THis inventory may be acquired and disposed of in the ordinary course of business and incident to the maintenance of AF&Co's hedge.

This Amendment No. 1 is the final amendment to the Schedule 13D filed on November 14, 2016 and constitutes an "exiting filing" for the Reporting Person.

ITEM 1(a)	NAME OF ISSUER:
          	SUPERIOR DRILLING PRODUCTS, INC.

ITEM 1(b) 	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             	1583 South 1700 East
 		Vernal, Utah 84078
 		United States of America

ITEM 2(a) 	NAME OF PERSON FILING:
            	Albert Fried & Company, LLC.


ITEM 2(b) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
 		45 Broadway; Suite 2440
		New York,  NY 10006

ITEM 2(c) CITIZENSHIP:

		LLC organized in New York



ITEM 2(d) TITLE OF CLASS OF SECURITIES:

		COMMON STOCK, $0.001 Par Value

ITEM 2(e)  CUSIP NUMBER:
		868153107

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
         13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [X] Broker or dealer registered under Section 15 of
                  the Exchange Act.
         (b)  [  ] Bank as  defined  in   Section 3(a)(6)   of  the
                   Exchange Act.
         (c)  [ ] Insurance company as defined in Section 3(a)(19)
                  of the Exchange Act.
         (d)  [ ] Investment company  registered  under Section 8 of the Investment Company Act.
         (e)  [  ] An   investment   adviser  in   accordance   with
                  Rule 13d-1(b)(1)(ii)(E).
         (f)  [ ] An employee  benefit  plan  or  endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)  [ ] A parent holding  company  or  control  person  in accordance with Rule 13d-1(b)(1)(ii)(G).
         (h)  [ ] A savings  association  as defined in  Section 3(b)
                  of the Federal Deposit Insurance Act.
         (i)  [  ]A  church   plan  that  is   excluded   from  the
                  definition of an investment company under Section 3(c)(14) of the Investment Company Act.
         (j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	 (k)  [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
 		If filing as a non-U.S. institution in accordance with
 		 240.13d-1(b)(1)(ii)(J), please specify the type
 		of institution:

ITEM 4:	OWNERSHIP

	Please see Items 5-9 and 11 for each cover sheet for each filing separately.

	4(a)	AMOUNT BENEFICIALLY OWNED: 	0 SHARES
	4(b) 	PERCENT OF CLASS:		0 %



ITEM 5 OWNERSHIP OF LESS THAN FIVE PERCENT OF A CLASS:

	NOT APPLICABLE


ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Albert Fried & Company, LLC held these reported securities as part of a hedge against an OTC Basket Option written to a customer of AF&Co. This inventory may be acquired and disposed of in the ordinary course of business and incident to the maintenance of AF&Co's hedge. The owner of the OTC Basket Option,Lone Star Value Investors, LP., may be deemed the beneficial owner at expiration of the option or upon exercise of the option.




ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

	NOT APPLICABLE

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

	NOT APPLICABLE

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:
        NOT APPLICABLE

ITEM 10 CERTIFICATION:

Certification filed pursuant to Section 13d-1(b):


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:	3-February-2017
ALBERT FRIED & COMPANY, LLC.


By /s/ Anthony Katsingris
----------------------
Name:  Anthony Katsingris
Title: Managing Director